ReliaStar Life Insurance Company of New York
and its Separate Account NY-B

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

**Supplement dated September 24, 2007 to the Contract Prospectus
dated September 6, 2007, as amended**

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current variable annuity Contract Prospectus for future reference.

Effective September 17, 2007, the contract is no longer available for new issue as a tax deferred annuity under Tax Code section 403(b).